UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Initial Filing)

Alcon, Inc.

(Name of Issuer)
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Common stock, par value 0.04 per share
CHF

(Title of Class of Securities)
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 0001167379
(CUSIP Number)

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December 31, 2023
(Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d 1(b)
/ / Rule 13d 1(c)
/ / Rule 13d 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section
18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   Names of reporting persons

UBS Group AG (for the benefit and on behalf of the UBS Asset
Management division of UBS Group AG (see Item 7)

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2.   Check the appropriate box if a member of a group
a  / /
b  / /   See Item 8 of attached schedule
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3.  SEC use only
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4.  Citizenship or place of organization

Switzerland
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Number of shares beneficially owned by each reporting person with:

Number of       5.  Sole Voting Power 	      19,989,574
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  25,782,426
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

25,782,426

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10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)

Shares / /

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11.  Percent of class represented by amount in Row (9)

5.16%

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12.  Type of reporting person (see instructions)
HC

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Item 1(a) Name of issuer: Alcon Inc.
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Item 1(b) Address of issuer's principal executive offices:

Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg, Switzerland

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2(a) Name of person filing:
UBS Group AG
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2(b) Address or principal business office or, if none, residence:

UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

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2(c) Citizenship:
Switzerland
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2(d) Title of class of securities:

Common stock, par value 0.04 per share CHF
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2(e) CUSIP No.:   0001167379

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Item 3.	If this statement is filed pursuant to Sections
240.13d 1(b) or 240.13d 2(b) or (c), check whether the person filing is a:
(a) / /	Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o);
(b) / /	Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);
(c) / /	Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c);
(d) / /	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a 8);
(e / /	An investment adviser in accordance with Section
240.13d 1(b)(1)(ii)(E);
(f) / /	An employee benefit plan or endowment fund in
accordance with Section 240.13d 1(b)(1)(ii)(F);
(g) /X/ A parent holding company or control person in accordance with Section 240.13d 1(b)(1)(ii)(G);
(h) / / A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) / /	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);
(j) / /	A non-U.S. institution in accordance with
Section 240.13d 1(b)(1)(ii)(J);
(k) / /	Group, in accordance with Section
240.13d 1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Section 240.13d 1(b)(1)(ii)(J), please specify the type of institution: ________________________________

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 25,782,426.
(b) Percent of class:   5.16%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 19,989,574.
(ii) Shared power to vote or to direct the vote  ____.
(iii) Sole power to dispose or to direct the disposition of ___.
(iv) Shared power to dispose or to direct the disposition of 25,782,426.

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Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following / /.
Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Accounts managed on a discretionary basis by the UBS Asset Management division of UBS Group AG (UBS AM) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. To the best of our knowledge, no account holds more than 5 percent of the outstanding securities being reported in this filing.

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 Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

Identification:  UBS Asset Management (Americas) Inc.
Classification:  IA

In addition to UBS Group AG, the following UBS Asset Management affiliates and subsidiaries are part of the UBS
Asset Management division included in this filing: UBS Asset Management (Americas) Inc., UBS Asset Management (Canada) Inc., UBS Asset Management (Deutschland) GmbH, UBS Asset Management (Japan) Ltd, UBS Asset Management (Singapore) Ltd, UBS Asset Management (UK) Limited, UBS Fund Management (Luxembourg) S.A., and UBS Fund Management (Switzerland) AG

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Item 8. Identification and Classification of Members of the Group.
UBS AM is composed of wholly-owned subsidiaries and branches of UBS Group AG. UBS Group AG is reporting direct and indirect beneficial ownership of holdings. None of the reporting persons affirm the existence of a group within the meaning of Rule 13d 5(b)(1).
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Item 9. Notice of Dissolution of Group.
N/A
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Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under Section 240.14a 11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  02/13/2024

UBS Asset Management (Americas), Inc.


Signature: /s/ Lissette Resnick
Name: Lissette Resnick
Title: Director

Date:  02/13/2024

Signature: /s/ Barry J. Mullen
Name: Barry J. Mullen
Title: Chief Compliance Officer